Exhibit 99.3

PROTEON THERAPEUTICS, INC.
Amended and Restated 2014 EQUITY INCENTIVE PLAN

Option Exercise Form

Proteon Therapeutics, Inc.

200 West Street

Waltham, MA 02451

Attention:       Chief Financial Officer

Dear Sir:

In accordance with and subject to the terms and conditions of the Proteon Therapeutics, Inc. Amended and Restated 2014 Equity Incentive Plan, as amended, I hereby elect to exercise my option granted under the agreement dated ___________________, to purchase __________________________ ( _______ ) shares of the common stock, par value $0.001 per share, in Proteon Therapeutics, Inc. (the “Company”).

Enclosed herewith is payment to the Company in the amount of _____________________________ Dollars ($ __________ ) in full payment of the option price for said shares. [To be revised as necessary for non-cash payment of exercise price.]

Sincerely yours,

Name: